NOTIFICATION OF ELECTION PURSUANT TO
              RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.



                       MITCHELL HUTCHINS SECURITIES TRUST


         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 23rd day of March, 2000.



                                          MITCHELL HUTCHINS SECURITIES TRUST


Attest: /s/Cristina Paradiso              By: /s/Dianne E. O'Donnell
  Name: Cristina Paradiso                 Name: Dianne E. O'Donnell
  Title:  Assistant Secretary             Title:   Vice President and Secretary